Exhibit 22.1

SUBSIDIARY GUARANTORS AND ISSUERS OF 6.450% SENIOR NOTES DUE 2027

The 6.450% Senior Notes due 2027 are co-issued by AerCap Global Aviation Trust (“AerCap Trust”) and AerCap Ireland Capital Designated Activity Company (“AICDAC”), each a wholly owned subsidiary of AerCap Holdings, N.V. (“Holdings), and are jointly and severally and fully and unconditionally guaranteed by Holdings, AerCap Ireland Limited, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC:

Issuer	State or Other Jurisdiction of Incorporation or Organization
AerCap Global Aviation Trust	Delaware

AerCap Ireland Capital Designated Activity Company	Ireland

Guarantor	State or Other Jurisdiction of Incorporation or Organization
AerCap Aviation Solutions B.V.	The Netherlands

AerCap Ireland Limited	Ireland

AerCap U.S. Global Aviation LLC	Delaware

International Lease Finance Corporation	California